UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Dr. Axel Lützner
Vice President DT Legal
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn, Germany
+49-228-181-0
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 872590104

1	NAME OF REPORTING PERSON
Deutsche Telekom Holding B.V. IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
669,632,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
669,632,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
54.1%

14	TYPE OF REPORTING PERSON
CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 24,750,000 shares of Common Stock held by SBGC and subject to the Proxy, as of June 26, 2020 and (iii) 106,291,623 shares of Common Stock held by Delaware Project 6 L.L.C., a wholly-owned subsidiary of SoftBank (“Project 6”), and subject to the Proxy, as of June 26, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the other persons referred to in Schedule B attached to this Schedule 13D (the “Separately Filing Group Members”).

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 24,750,000 shares of Common Stock held by SBGC and subject to the Proxy, as of June 26, 2020 and (iii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy (of which 44,905,479 of such shares of Common Stock are subject to call options granted by T-Mobile Agent LLC (“T-Mobile Agent”) to Deutsche Telekom, with matching call options granted by Project 6 to T-Mobile Agent, and 56,586,144 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), as of June 26, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

****	Based on the number of shares of Common Stock outstanding as of June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020.

CUSIP No. 872590104

1	NAME OF REPORTING PERSON
T-Mobile Global Holding GmbH IRS identification number: 98-0470438

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
669,632,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
669,632,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
54.1%

14	TYPE OF REPORTING PERSON
CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 24,750,000 shares of Common Stock held by SBGC and subject to the Proxy, as of June 26, 2020 and (iii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy, as of June 26, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 24,750,000 shares of Common Stock held by SBGC and subject to the Proxy, as of June 26, 2020 and (iii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy (of which 44,905,479 of such shares of Common Stock are subject to call options granted by T-Mobile Agent to Deutsche Telekom, with matching call options granted by Project 6 to T-Mobile Agent, and 56,586,144 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), as of June 26, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

****	Based on the number of shares of Common Stock outstanding as of June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020.

CUSIP No. 872590104

1	NAME OF REPORTING PERSON
T-Mobile Global Zwischenholding GmbH IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
669,632,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
669,632,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
54.1%

14	TYPE OF REPORTING PERSON
CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 24,750,000 shares of Common Stock held by SBGC and subject to the Proxy, as of June 26, 2020 and (iii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy, as of June 26, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 24,750,000 shares of Common Stock held by SBGC and subject to the Proxy, as of June 26, 2020 and (iii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy (of which 44,905,479 of such shares of Common Stock are subject to call options granted by T-Mobile Agent to Deutsche Telekom, with matching call options granted by Project 6 to T-Mobile Agent, and 56,586,144 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), as of June 26, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

****	Based on the number of shares of Common Stock outstanding as of June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020.

CUSIP No. 872590104

1	NAME OF REPORTING PERSON
Deutsche Telekom AG IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
669,632,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
669,632,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
54.1%

14	TYPE OF REPORTING PERSON
CO

*
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 24,750,000 shares of Common Stock held by SBGC and subject to the Proxy, as of June 26, 2020 and (iii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy, as of June 26, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***
Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 24,750,000 shares of Common Stock held by SBGC and subject to the Proxy, as of June 26, 2020 and (iii) 106,291,623 shares of Common Stock held by Project 6 and subject to the Proxy (of which 44,905,479 of such shares of Common Stock are subject to call options granted by T-Mobile Agent to Deutsche Telekom, with matching call options granted by Project 6 to T-Mobile Agent, and 56,586,144 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), as of June 26, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

****	Based on the number of shares of Common Stock outstanding as of June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020.

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 10 (this “Amendment No. 10”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on November 26, 2013, Amendment No. 2 to Schedule 13D filed with the Commission on January 15, 2014, Amendment No. 3 to Schedule 13D filed with the Commission on March 6, 2018, Amendment No. 4 to Schedule 13D filed with the Commission on April 30, 2018, Amendment No. 5 to Schedule 13D filed with the Commission on July 26, 2019, Amendment No. 6 to Schedule 13D filed with the Commission on February 20, 2020, Amendment No. 7 to Schedule 13D filed with the Commission on April 2, 2020, Amendment No. 8 to Schedule 13D filed with the Commission on June 15, 2020, and Amendment No. 9 to Schedule 13D filed with the Commission on June 24, 2020 (as amended and supplemented, collectively, this “Schedule 13D”), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom (“T-Mobile Global”), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global (“T-Mobile Holding”), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of T-Mobile Holding (“DT Holding” and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the “Reporting Persons”, and each, a “Reporting Person”), pursuant to Section 13(d) of the Exchange Act, and Rule 13d-2(a) thereunder, with respect to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of T-Mobile US, Inc., a Delaware corporation (the “Issuer” or “T-Mobile”).

The Reporting Persons are party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and transfer and other restrictions.  As a result, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

Except as set forth below, all Items of this Schedule 13D, as amended prior to the date hereof, are materially unchanged. Capitalized terms used in this Amendment No. 10 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Item 5.	Interests in Securities of the Issuer

This Item 5 is hereby amended and supplemented as follows:

(a)-(b) The information contained in the cover pages of this Schedule 13D and the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

As of the date hereof, the Reporting Persons in the aggregate may be deemed to beneficially own 669,632,564 shares of Common Stock, which represent approximately 54.1% of the shares of Common Stock outstanding as of June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020. This includes (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) based solely on the information contained in the Schedule 13D filed by the Separately Filing Group Members, as set forth in Schedule B, an additional 131,041,623 shares of Common Stock beneficially owned by the Separately Filing Group Members (of which 44,905,479 of such shares of Common Stock are subject to call options granted by T-Mobile Agent to Deutsche Telekom, with matching call options granted by Project 6 to T-Mobile Agent, and 56,586,144 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom).

(c) As publicly announced on June 23, 2020, in connection with the Initial Public Equity Offering, T-Mobile entered into an underwriting agreement providing for the sale of 154,147,026 shares of Common Stock (including 10,754,444 shares of Common Stock which were subject to options to purchase additional shares of Common Stock, which were exercised in full by the underwriters in the Initial Public Equity Offering). Also on June 23, 2020, in connection with the Initial Mandatory Exchangeable Offering, T-Mobile entered into a purchase agreement with a trust, providing for the sale of 19,417,400 shares of Common Stock (including 1,354,702 shares of Common Stock which were subject to options to purchase additional shares of Common Stock, which were exercised in full by the initial purchasers in the Initial Mandatory Exchangeable Offering).

In connection with these agreements and as provided for in the Master Framework Agreement, on June 26, 2020, simultaneously with the closing of each of the Initial Public Equity Offering and the Initial Mandatory Exchangeable Offering, SBGC sold 173,564,426 of the Released Shares to T-Mobile pursuant to the Share Repurchase Agreement. Concurrently with the foregoing sale, such 173,564,426 shares of Common Stock were released from the Proxy.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item 6 is hereby amended and supplemented as follows:

The information contained in part (c) of Item 5 of this Schedule 13D is incorporated herein by reference.

On June 26, 2020, SBGC assigned its rights and obligations under the SB-Newco Call Option and the SB-DT Call Option, and transferred 106,291,623 shares of Common Stock, to Project 6.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2020

Deutsche Telekom AG

By:	/s/ Dr. Axel Lützner
	Name:	Dr. Axel Lützner
	Title:	Vice President DT Legal

By:	/s/ Dr. Ulrich Zwach
	Name:	Dr. Ulrich Zwach
	Title:	Vice President DT Legal

T-Mobile Global Zwischenholding GmbH

By:	/s/ Dr. Christian Dorenkamp
	Name:	Dr. Christian Dorenkamp
	Title:	Managing Director

By:	/s/ Helmut Becker
	Name:	Helmut Becker
	Title:	Managing Director

T-Mobile Global Holding GmbH

By:	/s/ Frank Schmidt
	Name:	Frank Schmidt
	Title:	Managing Director

By:	/s/ Michaela Klitsch
	Name:	Michaela Klitsch
	Title:	Managing Director

Deutsche Telekom Holding B.V.

By:	/s/ Frans Roose
	Name:	Frans Roose
	Title:	Managing Director

By:	/s/ Raphael Kübler
	Name:	Raphael Kübler
	Title:	Managing Director

SCHEDULE B

Certain Information Regarding the
Separately Filing Group Members(1)

Separately Filing Group Member	Aggregate Number (Percentage) of Shares Beneficially Owned(2), (3)	Number of Shares Beneficially Owned With(2)
		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
SoftBank Group Corp.	131,041,623 (10.6%)	0	0	131,041,623	0
SoftBank Group Capital Limited	24,750,000 (2.0%)	0	0	24,750,000	0
Delaware Project 6 L.L.C.	106,291,623 (8.6%)	0	0	106,291,623	0

(1) See the Schedule 13D/A filed on June 26, 2020 by the Separately Filing Group Members, which includes information regarding each Separately Filing Group Member’s jurisdiction of organization, principal business, address of principal office and other information.

(2) The information shown in the table with respect to the number of shares beneficially owned is based on the number of shares of Common Stock beneficially owned by each Separately Filing Group Member as of June 26, 2020.

(3) Based on the number of shares of Common Stock outstanding as of June 22, 2020, as reported by the Issuer in its Prospectus Supplement, filed with the Commission on June 24, 2020.